The Royce Funds
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

August 26, 2010

Securities and Exchange Commission
Division of Investment Management
Attn: Mr. Keith O'Connell
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	The Royce Fund File No. 002-80348

Dear Mr. O'Connell:

        We hereby request that the effectiveness of Post-Effective Amendment No. 100 under the Securities Act of 1933, as amended and No. 102 under the Investment Company Act of 1940, as amended, to The Royce Fund's Registration Statement on Form N-1A, containing the prospectus for its series, Royce Opportunity Select Fund (Investment Class) and Royce Global Value Fund (Investment Class), be accelerated before the close of business on August 31, 2010, or as soon thereafter as practicable.

        The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; (ii) should the Securities and Exchange Commission ("SEC") or the staff declare the Post-Effective Amendment effective, the SEC is not foreclosed from taking any action with respect to the Post-Effective Amendment; (iii) the Trust is not relieved from its full responsibility for the adequacy and accuracy of the disclosure in the Post-Effective Amendment should the SEC or the staff declare the Post-Effective Amendment effective; and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/John E. Denneen
John E. Denneen Secretary

JED:rw